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July 26, 2023

VIA EDGAR Division of Corporation Finance Office of Manufacturing United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Erin Donahue and Erin Purnell
Re:	VinFast Auto Pte. Ltd. Amendment No. 4 to Registration Statement on Form F-4 Filed July 19, 2023 File No. 333-272663

Ladies and Gentlemen:

On behalf of our client, VinFast Auto Pte. Ltd., a Singapore private limited company (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 25, 2023 (the “Comment Letter”) with respect to Amendment No. 4 to the Registration Statement on Form F-4 as filed on July 19, 2023 (“Amendment No. 4”).

The letter is being submitted together with the Company’s fifth amendment to the Registration Statement on Form F-4 filed on July 26, 2023 (“Amendment No. 5”), which includes revisions to reflect the Company’s response to the Comment Letter. To facilitate your review, we will separately deliver to you courtesy copies of Amendment No. 5 marked to show changes to Amendment No. 4 to the Registration Statement on Form F-4 as filed on July 19, 2023.

The Staff’s comments are repeated below in italic and are followed by the Company’s responses. We have included page references to Amendment No. 5 where a response refers to the revised disclosure therein. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 5.

July 26, 2023

Amendment No. 4 to the Registration Statement on Form F-4, filed July 19, 2023

Proposal No. 3 - The Articles Amendment Proposal, page 127

1.

We note your response to comment 2 and are unable to agree that the removal of the requirement to maintain $5,000,001 in net tangible assets would not present any risk to investors. We note that this amendment to the charter is not conditioned on any other proposal but will be adopted only if the business combination proposal is approved. In the event this proposal and the business combination proposal is approved but the merger does not occur, the shareholders will still be entitled to redemption rights. If the amount in the trust falls below $5,000,001 as a result of redemptions, the company would likely also no longer meet the Nasdaq listing standards. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to the company and investors if your securities were to fall within the definition of penny stock.

Response:

In response to the Staff’s comment, the Company, in consultation with Black Spade, has removed the “Articles Amendment Proposal” (as defined in Amendment No. 4) and all related disclosure from Amendment No. 5. Black Spade’s articles of association will continue to limit Black Spade’s ability to consummate a business combination, or to redeem BSAQ Class A Ordinary Shares in connection with a business combination, unless Black Spade has net tangible assets of at least US$5,000,001 immediately prior to and upon consummation of such business combination.

If you have any questions regarding the Registration Statement, please contact Sharon Lau (sharon.lau@lw.com or +65 6437 5464) or Stacey Wong (stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Sharon Lau
Sharon Lau of LATHAM & WATKINS LLP

Enclosure

cc:	(via email)

Le Thi Thu Thuy, Managing Director and Global CEO, VinFast Auto Ltd.

David Mansfield, Chief Financial Officer, VinFast Auto Ltd.

Dennis Tam, Chairman and Co-Chief Executive Officer, Black Spade Acquisition Co

Stacey Wong, Esq., Partner, Latham & Watkins LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP